NEXTTRIP PRIVILEGE, INC.
1560 Sawgrass Corporate Parkway
Suite 400
Sunrise, FL 33323

February 10, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Karina Dorin

Re:	NextTrip Privilege, Inc.
Request for Acceleration of Offering Statement on Form 1-A (SEC File No. 024-12704)

Dear Ms. Dorin:

NextTrip Privilege, Inc., a Nevada corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 9:00AM Eastern Time on February 13, 2026, or as soon as practicable thereafter.

Should you have any questions or require any additional information with respect to this filing, please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031. Thank you for your assistance and cooperation.

Very truly yours,

NEXTTRIP PRIVILEGE, INC.

By: /s/ Donald Monaco

Name: Donald Monaco

Title: President

cc: Daniel D. Nauth, Nauth LPC